UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2022

Commission File Number: 001-39487

Silence Therapeutics plc

(Exact Name of Registrant as Specified in Its Charter)

72 Hammersmith Road

London W14 8TH

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 16, 2022, Silence Therapeutics plc (the “Company”) published its Notice of Annual General Meeting on the Company’s website (https://www.silence-therapeutics.com). The Company’s Annual General Meeting (“AGM”) will be held at The Westin Jersey City Newport (479 Washington Blvd., Jersey City, NJ 07310) at 9:00 a.m. EDT on June 14, 2022. Shareholders who are unable to attend in person will be able to attend the AGM remotely and follow the business of the AGM by webcast, and to vote and submit questions by email in advance or live during the webcast.

The Company’s Notice of Annual General Meeting is attached as Exhibit 99.1 to this Report on Form 6-K. The information contained on, or that can be accessed through, the Company’s website is not incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Annual General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silence Therapeutics plc

By:	/s/ Craig Tooman

	Name:	Craig Tooman
	Title:	President and Chief Executive Officer

Date: May 16, 2022